FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Motto, William J.	2. Issuer Name and Ticker or Trading Symbol Meridian Bioscience, Inc. (VIVO)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [X] 10% Owner [X] Officer (give title below) [_] Other (specify below) Chairman, Chief Executive Officer
(Last) (First) (Middle) 3471 River Hills Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) N/A	4. Statement for Month/Day/Year April 30, 2003
(Street) Cincinnati, Ohio 45244		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	04/30/03		S		11,000	D	$8.91	3,618,114	D	(1)
Common Stock								462,532	I

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II —Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date if any (Month/ Day/ Year)	4. Transaction Code Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1)  The sole general partner of the Limited Partnership is Motto Management LLC, which holds 1% of the Limited Partnership. (The 100% owner of Motto Management LLC is William J. Motto and David H. Motto. Trustees under the William J. Motto Revocable Trust.) The limited partners consists of William J. Motto and David H. Motto, Trustees under the William J. Motto Revocable Trust (96%) and 3 irrevocable trusts established by Mr. Motto, each representing a 1% interest in the Limited Partnership. Mr. Motto disclaims beneficial ownership of Meridian’s common stock held by the Limited Partnership except to the extent of his pecuniary interest therein.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Melissa Lueke **Signature of Reporting Person Melissa Lueke, Attorney-in-Fact for Reporting Person	May 1, 2003 Date
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